Exhibit 100.3

ArkOwl Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial
Crime Management Ecosystem

Partnering with the X-Sight Marketplace, ArkOwl offers a search interface that conducts checks against email addresses and phone numbers for verification against potential fraud

Hoboken, N.J., September 23, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that ArkOwl, has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new best-of-breed solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

ArkOwl, known for its search interface that conducts checks against email addresses and phone numbers for verification to assist in the detection of potential fraud, offers data that is 100% live, real-time data. ArkOwl does not pull from stale, potentially outdated databases. Additionally, all data requests are anonymised and requested through ArkOwl so individual data providers cannot track information on customers.

Technology providers such as ArkOwl, in partnering with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

Integrating insights from ArkOwl into NICE Actimize Integrated Fraud Management Platform, IFM-X, helps financial service organizations improve the accuracy of customer risk scoring when onboarding new customers or enrolling existing customers to new services. In addition, intelligence from ArkOwl helps organizations make better decisions based on payee risk in email-based payments services, especially those that provide immediate funds availability.

“ArkOwl appreciates this partnership with NICE Actimize as we bring innovation and business value to financial services organizations looking to add additional security to their operations through the secure validation of email addresses and phone numbers,” said Rob Daline, Co-Founder & CEO, ArkOwl. “There is strong alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community and ArkOwl’s identify validation solutions. We look forward to building our presence on this innovative community platform.”

“We are excited that ArkOwl, who shares our common goal of fighting fraud and financial crime through the benefits of a Marketplace ecosytem, is partnering with us and joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include: ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About ArkOwl
ArkOwl provides live, accurate, and rich data for full email address verification. Rich data includes: social information, full name, pictures, email age or email creation dates, domain creation dates, hacked data check and more. ArkOwl investigates the whole email address. We do not guess at information from just the handle, or the beginning user name of an email address. Fraud detection and research needs to be detailed and specific for potential costly decisions. False positives or negatives are not words in the ArkOwl vocabulary. https://www.arkowl.com

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.